Exhibit 99.1
Waldencast Reports Q2 2024 Financial Results
$63.3 million of Net Revenue Q2 2024
+25.7% net revenue Comparable Growth: +30.9% Obagi Medical and +20.0% Milk Makeup vs Q2 2023
Adjusted EBITDA of $6.3 million, up +64.5% vs Q2 2023
August 27, 2024 – New York – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today reported operating results for the three months ended June 30, 2024 (“Q2 2024”) and six months ended June 30, 2024 ("H1 2024") on Form 6-K to the U.S. Securities and Exchange Commission, which are also available on the Company's investor relations site at http://ir.waldencast.com/.
Michel Brousset, Waldencast Founder and CEO, said: "We are pleased to report a net revenue Comparable Growth increase of 25.7% in Q2 2024, further accelerating the growth of 21% delivered in Q1 2024. Following this first strong half, and with various growth drivers planned for the second half, we are even more confident in our ability to deliver our FY 2024 outlook with net revenue Comparable Growth above the rate achieved in Q2 2024. Consequently, we expect Adjusted EBITDA for H2 2024 to exceed that of H1 2024, both in absolute value and margin, and we continue to expect to achieve a mid-teens Adjusted EBITDA Margin for the full year. Milk Makeup and Obagi Medical brands continue to grow well ahead of the markets in which they operate and are still far from achieving their full potential. As a young Company, we had to work extremely hard to address the challenges faced in 2022 and in the transition year of 2023. We are now focused on stepping up the investment in our brands and the development of our communities. This combination of strong community engagement and compelling high-performance products will continue to drive increasing demand for our brands around the world. We delivered multiple blockbuster innovations in H1 2024 and feel excited about what is coming in H2 2024 and beyond. I’m always thankful to the continuous support of our consumers, investors, partners, employees and everyone who shares our dream of building a global best-in-class beauty and wellness operating platform.”

Brand Update

We are more excited than ever about our business and our brands' growth prospects. We believe that we have two powerful, high-growth, compelling brands perfectly positioned in the most attractive segments of the beauty business. In H1 2024, both brands successfully grew their communities, with Milk Makeup growing Earned Media Value (EMV)1 by +100% year over year and climbing 7 ranks from 2023, whilst Obagi Medical grew EMV +165% year over year, demonstrating one of the fastest growth rates in EMV for beauty brands in the US.

Both brands also delivered blockbuster innovation in the first half with Milk Makeup's 8 times award winning, twice-sold out Viral Cooling Jelly Tint and Obagi Medical's Daily Hydro-Drops® Rejuvenating Eye Gel Cream, which sold out in less than 72 hours.

This combination of strong community engagement and compelling high-performance products is driving increased global demand for our brands. Coupled with the power of our Waldencast platform and talented
1Earned Media Value (EMV) is a Tribe Dynamics proprietary metric for measuring the performance of digital earned media. Management Data as of H1 2024.

teams, we believe we are well positioned to drive long term profitable growth as we build long-lasting iconic beauty brands and increase operational efficiencies. As we look forward to H2 2024, both brands are poised to continue to scale their communities in the U.S. and internationally as well as to launch further exciting innovations.

Milk Makeup launches build into high replenishment categories with Kush Eye Roller Mascara and Brow Tints, shade extensions of Odyssey Lip Oil Gloss, and the much anticipated launch of Hydro Grip + Glow Primer. This unique product is aimed at recruiting new consumers and builds on the buzz around the cult Hydro Grip franchise by showcasing a new incremental benefit while re-affirming its unparalleled hold and unique formula.

Obagi Medical will be launching two of our most exciting innovations so far, bringing medical grade lifting power to new heights with two strong line extensions of our bestselling ELASTIderm® franchise, starting with ELASTIderm® Lift Up & Sculpt Facial Moisturizer, clinically proven to visibly lift and sculpt facial contours in only 6 weeks2. This launch will be complemented with ELASTIderm® Advanced Filler Concentrate, a targeted treatment clinically proven to visibly reduce the appearance of fine lines with a single application2. The Advanced Filler Concentrate is a non-injectable instant fine line filler, with impressive clinical results after a single application and further improvement after 8 weeks showing a 19% reduction in the appearance of fine lines and forehead lines2. These innovations are intended not only to strengthen our anti-ageing portfolio in two of the top three skin concerns treated by physicians (fine lines & wrinkles and sagging skin & loss of elasticity), but also to strengthen our dermatological skincare and physician dispensed brand DNA and penetration.

Q2 2024 Results Overview & FY 2024 Outlook

Please refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business but should not be seen as a substitute for the U.S. GAAP numbers presented in this release.
Net Revenue and Comparable Growth: Net Revenue for Q2 2024 was $63.3 million, compared to Net Revenue of $49.4 million in Q2 2023, a growth of 28.2% on a Net Revenue basis and a 25.7% increase in Comparable Growth, after adjusting for product sales to the former Obagi Medical China Business. Obagi Medical saw accelerated growth in Q2 2024 driven by growth in higher margin e-commerce sales. Milk Makeup saw continued strong growth in international markets during Q2 2024, whilst the U.S. market was impacted by out of stocks, particularly in the successful Cooling Water Jelly Tints, which was materially improved towards the end of the quarter. The growth of both brands was significantly impacted by out of stocks in some of our key products as demand outstripped our forecasts.

Gross Profit and Adjusted Gross Profit: Gross Profit for Q2 2024 was $44.6 million, compared to Gross Profit of $31.2 million in Q2 2023. After adjusting for the amortization of intangibles and a non-recurring write-off of products related to discontinued business, the Adjusted Gross Profit for Q2 2024 was $47.5 million, or 75.0% of Net Revenue, resulting in a margin improvement of 650 basis points compared to Q2 2023 Adjusted Gross Profit of $33.8 million, or 68.5% of Net Revenue. The Adjusted Gross Profit Margin improved due to growth in higher-margin e-commerce sales, reduced off-price sales, and lower inventory write-offs.

Net Loss for Q2 2024 was $9.0 million, compared to a Net Loss of $23.5 million in Q2 2023. Net loss improved primarily due to income related to the fair value adjustment for warrants.

Adjusted EBITDA for Q2 2024 was $6.3 million, or a 10.0% Adjusted EBITDA Margin, compared with a Q2 2023 Adjusted EBITDA of $3.9 million, or a 7.8% Adjusted EBITDA Margin. The Group continued in Q2 2024 to grow
2 Results based on a 2024 clinical test. Data on file at Obagi Cosmeceuticals LLC.

more profitable distribution channels and create operational efficiencies, whilst increasing employee related compensation and marketing investments in the period.
Liquidity: The business had a strong cash conversion during H1 2024, although the Company continues to incur non-recurring costs associated with legal and advisory fees. As of June 30, 2024, the Group had $19.7 million in cash and cash equivalents and $155.0 million of Net Debt. In addition, $30 million remains undrawn on the Company's revolving credit facility of $45 million as of June 30, 2024.
Outstanding Shares: As of August 15, 2024, the Company had 122,662,281 ordinary shares outstanding, consisting of 110,608,950 Class A ordinary shares outstanding and 12,053,331 Class B ordinary shares outstanding. As of December 31, 2023, the Company had 122,076,410 ordinary shares outstanding, consisting of 101,228,857 Class A ordinary shares outstanding and 20,847,553 Class B ordinary shares outstanding. Fully Diluted Shares decreased from 129,695,296 at December 31, 2023 to 126,820,174 as of August 15, 2024, primarily driven by forfeitures of unvested shares and lower in-the-money dilutive instruments. As of August 15, 2024, 52,683,779, or 43%, Class A ordinary shares remain subject to contractual lock-up arrangements entered into in connection with the September 2023 private placement, of which (i) 31,205,649 are locked until September 14, 2024 and (ii) 21,478,130 are locked until November 8, 2024.
Fiscal 2024 Outlook: We expect to further accelerate H2 2024 net revenue Comparable Growth above the rate achieved in Q2 2024. We expect Adjusted EBITDA for H2 2024 to exceed that of H1 2024, both in absolute value and margin, and we continue to expect to achieve a mid-teens Adjusted EBITDA Margin for the full year.

Q2 2024 Highlights

(In millions, except for percentages)	Q2 2024	% Sales	% Growth	% Comp Growth	Q2 2023	% Sales
Waldencast
Net Revenue	63.3	100.0%	28.2%	25.7%	49.4	100.0%
Adjusted Gross Profit	47.5	75.0%	40.3%		33.8	68.5%
Adjusted EBITDA	6.3	10.0%	64.5%		3.9	7.8%

Obagi Medical
Net Revenue	34.6	100.0%	35.9%	30.9%	25.5	100.0%
Adjusted Gross Profit	27.4	79.3%	52.3%		18.0	70.8%
Adjusted EBITDA	6.5	18.6%	55.4%		4.1	16.3%

Milk Makeup
Net Revenue	28.7	100.0%	20.0%		23.9	100.0%
Adjusted Gross Profit	20.0	69.7%	26.5%		15.8	66.1%
Adjusted EBITDA	5.7	19.8%	48.0%		3.8	16.1%

Obagi Medical:
•Net Revenue of $34.6 million in Q2 2024 vs $25.5 million in Q2 2023. Comparable Growth of 30.9% against Q2 2023, Net Loss of $5.7 million and Adjusted EBITDA of $6.5 million, a 55.4% increase from Q2 2023.
•Growth drivers consisted of an acceleration in our digital channels and the addition of sales from our Southeast Asia subsidiary, established in Q3 2023.

•Physician dispense declined in Q2 driven by key products out of stocks. We expect this channel to return to year over year growth in Q3 as the supply chain recovers and we launch a number of exciting new products.
•Adjusted Gross Margin increased 850 basis points to 79.3% compared to Q2 2023 primarily due to an acceleration in digital channels and a reduction in inventory write-offs.
•Obagi Medical continues to focus on operational leverage, whilst investing in key business drivers and the ramp up in Southeast Asia to ensure future profitable growth.

Milk Makeup:
•Net Revenue of $28.7 million, a growth of +20.0% vs. Q2 2023, Net Loss of $0.4 million whilst delivering Adjusted EBITDA of $5.7 million, increasing 48.0% against Q2 2023.
•Milk Makeup was impacted by out of stocks particularly in the successful Cooling Water Jelly Tints, which was materially improved towards the end of the quarter and is driving momentum going into Q3.Despite the out of stocks, the international business delivered high growth as the business continued to develop consumer awareness within existing and new retailers and markets.
•Adjusted Gross Margin increased by 360 basis points primarily due to lower off-price channel sales compared to Q2 2023.
•Successfully completed a warehouse transition to drive cost efficiency and optimize brand operations for future growth both domestically and internationally.
•Adjusted EBITDA margin improved from 16.1% in Q2 2023 to 19.8% in Q2 2024 due to topline growth and gross margin improvement. Our focus on profitable growth continues, with strong emphasis on operational efficiency and accelerating our investment in marketing, community, and international structure to support growth.

H1 2024 Results Overview

Net Revenue for H1 2024 was $131.6 million, compared to Net Revenue of $109.3 million in H1 2023, a +20.3% increase on a Net Revenue basis and a +23.1% increase in Comparable Growth.

Gross Profit for H1 2024 was $94.2 million, compared to Gross Profit of $68.2 million in H1 2023. Adjusted Gross Profit for H1 2024 was $99.5 million, or 75.6% of Net Revenue, resulting in a margin improvement of 890 basis points compared to Adjusted Gross Profit of $73.0 million in H1 2023 or 66.7% of Net Revenue.

Net Loss for H1 2024 was $12.9 million, compared to a Net Loss of $36.8 million in H1 2023. Net loss improved primarily due to income related to the fair value adjustment for warrants.
Adjusted EBITDA for H1 2024 was $17.7 million, or 13.4% Adjusted EBITDA Margin compared to 12.7% in H1 2023.
H1 2024 Highlights

(In millions, except for percentages)	H1 2024	% Sales	% Growth	% Comp Growth	H1 2023	% Sales
Waldencast
Net Revenue	131.6	100.0%	20.3%	23.1%	109.3	100.0%
Adjusted Gross Profit	99.5	75.6%	36.4%		73.0	66.7%
Adjusted EBITDA	17.7	13.4%	27.2%		13.9	12.7%

Obagi Medical
Net Revenue	68.4	100.0%	19.9%	25.4%	57.0	100.0%
Adjusted Gross Profit	54.9	80.3%	42.8%		38.5	67.4%
Adjusted EBITDA	13.2	19.3%	37.1%		9.6	16.9%

Milk Makeup
Net Revenue	63.2	100.0%	20.8%		52.3	100.0%
Adjusted Gross Profit	44.6	70.6%	29.2%		34.5	66.0%
Adjusted EBITDA	15.7	24.9%	23.4%		12.7	24.4%

Conference Call and Webcast Information
Waldencast will host a conference call to discuss its second quarter results ended June 30, 2024, tomorrow, August 28, 2024, at 8:30 AM ET. Those interested in participating in the conference call are invited to dial (877) 704-4453. International callers may dial (201) 389-0920. A live webcast of the conference call will include a slide presentation and will be available online at https://ir.waldencast.com/. A replay of the webcast will remain available on the website until the Company's next conference call. The information accessible on, or through, our website is not incorporated by reference into this release.

Non-GAAP Financial Measures

In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.
Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Medical China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi Medical China Business”) as was presented in previous earnings releases. The sales to the Obagi Medical China business have a below market sales price for a defined period of time after the acquisition of Obagi Medical. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA reconciliation. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue in the Appendix.
Comparable Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage.
Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability the Obagi Medical China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix.
Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue.
Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to the Obagi Medical China Business, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation; (2) costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor, and the associated discontinued product; and (3) other non-recurring costs, primarily legal settlement costs. The Adjusted EBITDA by Segment for each period is included in the Appendix.
Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix.

(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Loss	$(9,012)	$(23,511)	$(12,906)	$(36,780)
Adjusted For:
Depreciation and amortization	15,130	14,634	30,014	30,261
Interest expense, net	4,419	5,132	8,711	9,611
Income tax benefit	(1,669)	(2,061)	(2,353)	(4,509)
Stock-based compensation expense	3,468	1,284	4,526	5,476
Legal and advisory non-recurring costs(1)	2,515	7,689	10,439	10,624
Change in fair value of warrants and interest rate collar	(8,572)	(1,137)	(20,732)	(1,467)
Amortization of related party liability(2)	(461)	—	(778)	(2,371)
Other costs(3)	515	1,820	763	3,059
Adjusted EBITDA	6,333	3,850	17,684	13,904
Net Revenue	$63,311	$49,386	$131,582	$109,338
Net Loss % of Net Revenue	(14.2)%	(47.6)%	(9.8)%	(33.6)%
Adjusted EBITDA Margin	10.0%	7.8%	13.4%	12.7%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement for FY 2022 and associated regulatory investigation.
(2) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(3) Other non-recurring costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, the cost and gain of the recovery of inventory from the Vietnam distributor, product discontinuation costs related to advanced purchases for the Vietnam distributor, and a one-time contract termination cost and lease impairment.
Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of June 30, 2024.

(In thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	$26,237
Long-term debt	$145,289
Net carrying amount of debt	171,526
Adjustments:
Add: Unamortized debt issuance costs	3,162
Less: Cash & cash equivalents	(19,691)
Net Debt	$154,997

About Waldencast plc

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Medical and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.
Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 35 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Medical Nu-Derm® System, Obagi Medical products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.
Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Medical and Milk Makeup, (ii) the ability of the Company to file required financial results in a timely manner, (iii) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (iv) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of the Company’s Board of Directors’ review further described in the Company's annual report filed on Form 20-F for the year ended December 31, 2022 or inability to finalize financial results in a timely manner, (v) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any defaults or events of default, (vi) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (vii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (viii) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (ix) any shifts in the preferences of consumers as to where and how they shop, and (x) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

Appendix
Comparable Net Revenue Growth

(In thousands, except for percentages)	Group
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Revenue	$63,311	$49,386	$131,582	$109,338
Obagi Medical China Business	632	(490)	1,074	3,363
Comparable Net Revenue	$62,679	$49,876	$130,508	$105,975
Comparable Growth	25.7%		23.1%

	Obagi Medical
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Revenue	$34,597	$25,464	$68,364	$57,014
Obagi Medical China Business	632	(490)	1,074	3,363
Comparable Net Revenue	$33,965	$25,954	$67,290	$53,651
Comparable Growth	30.9%		25.4%

Adjusted Gross Profit

	Group
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Revenue	$63,311	$49,386	$131,582	$109,338
Gross Profit	$44,593	$31,151	$94,178	$68,180
Gross Profit Margin	70.4%	63.1%	71.6%	62.4%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(461)	—	(778)	(2,371)
Amortization of the inventory fair value adjustment(2)	—	—	—	1,691
Discontinued product write-off(3)	526	—	526	—
Amortization impact of intangible assets(4)	2,801	2,682	5,603	5,483
Adjusted Gross Profit	$47,459	$33,833	$99,529	$72,983
Adjusted Gross Margin %	75.0%	68.5%	75.6%	66.7%
(1) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.

(4) The Supply Agreement and Formulations intangible assets are amortized to COGS.

	Obagi Medical
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Revenue	$34,597	$25,464	$68,364	$57,014
Gross Profit	$24,582	$15,338	$49,570	$35,340
Gross Profit Margin	71.1%	60.2%	72.5%	62.0%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(461)	—	(778)	(2,371)
Discontinued product write-off	526	—	526	—
Amortization impact of intangible assets	2,801	2,682	5,603	5,483
Adjusted Gross Profit	$27,448	$18,020	$54,921	$38,452
Adjusted Gross Margin %	79.3%	70.8%	80.3%	67.4%

	Milk Makeup
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Revenue	$28,714	$23,922	$63,218	$52,324
Gross Profit	$20,011	$15,813	$44,608	$32,840
Gross Profit Margin	69.7%	66.1%	70.6%	62.8%
Gross Margin Adjustments:
Amortization of the inventory fair value adjustment	—	—	—	1,691
Adjusted Gross Profit	$20,011	$15,813	$44,608	$34,531
Adjusted Gross Margin %	69.7%	66.1%	70.6%	66.0%

Adjusted EBITDA Margin by Segment

	Obagi Medical
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Loss	$(5,674)	$(8,326)	$(11,435)	$(12,237)
Adjusted For:
Depreciation and amortization	10,395	10,253	20,790	20,725
Interest expense, net	3,135	3,116	6,322	5,978
Income tax benefit	(1,671)	(2,061)	(2,357)	(4,510)
Stock-based compensation expense	(204)	(498)	(985)	990
Legal and advisory non-recurring costs	289	(38)	755	—
Amortization of related party liability	(461)	—	(778)	(2,371)
Other costs	642	1,704	882	1,070
Adjusted EBITDA	$6,451	$4,150	$13,194	$9,645
Net Revenue	$34,597	$25,464	$68,364	$57,014
Net Loss % of Net Revenue	(16.4)%	(32.7)%	(16.7)%	(21.5)%
Adjusted EBITDA Margin	18.6%	16.3%	19.3%	16.9%

	Milk Makeup
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Income (Loss)	$(414)	$(1,457)	$4,926	$(676)
Adjusted For:
Depreciation and amortization	4,735	4,381	9,224	9,536
Interest expense, net	60	236	5	424
Income tax expense	—	—	—	1
Stock-based compensation expense	1,191	556	1,549	1,428
Other costs	124	133	20	2,006
Adjusted EBITDA	$5,696	$3,849	$15,724	$12,719
Net Revenue	$28,714	$23,922	$63,218	$52,324
Net (Loss) Income % of Net Revenue	(1.4)%	(6.1)%	7.8%	(1.3)%
Adjusted EBITDA Margin	19.8%	16.1%	24.9%	24.3%

	Central costs
(In thousands, except for percentages)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Net Loss	$(2,924)	$(13,728)	$(6,397)	$(23,867)
Adjusted For:
Interest expense, net	1,224	1,780	2,384	3,209
Income tax expense	2	—	4	—
Stock-based compensation expense	2,481	1,226	3,962	3,058
Legal and advisory non-recurring costs	2,226	7,727	9,684	10,624
Change in fair value of warrants and interest rate collar	(8,572)	(1,137)	(20,732)	(1,467)
Other costs	(251)	(17)	(139)	(17)
Adjusted EBITDA	$(5,814)	$(4,149)	$(11,234)	$(8,460)
Net Revenue	$—	$—	$—	$—
Net Loss % of Net Revenue	N/A	N/A	N/A	N/A
Adjusted EBITDA Margin	N/A	N/A	N/A	N/A